
06016080

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Klabin S.A.

Interim Financial Statements for the Quarter and Six-month Period Ended June 30, 2006 and Independent Accountants' Review Report

Deloitte Touche Tohmatsu Auditores Independentes

Deloitte.

Deloitte Touche Tohmatsu
Rua Alexandre Dumas, 1981
04717-906 - São Paulo - SP
Brasil

Tel.: +55 (11) 5186-1000
Fax: +55 (11) 5181-2911
www.deloitte.com.br

(Convenience Translation into English from the Original Previously Issued in Portuguese)

To the Board of Directors and Shareholders of
Klabin S.A.
São Paulo - SP

1. We have performed a special review of the accompanying interim financial statements of Klabin S.A. and subsidiaries (Company and consolidated), consisting of the balance sheets as of June 30, 2006, and the related statements of income for the quarter and six-month period then ended and the performance report, all expressed in Brazilian reais and prepared in accordance with Brazilian accounting practices under the responsibility of the Company's management.

2. We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas as to the criteria adopted in preparing the interim financial statements, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company and its subsidiaries.

3. Based on our special review, we are not aware of any material modifications that should be made to the interim financial statements referred to in paragraph 1 for them to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory interim financial statements.

4. Our review was conducted for the purpose of issuing a review report on the interim financial statements referred to in paragraph 1 taken as a whole. The statements of cash flows (Company and consolidated) for the quarter and six-month period ended June 30, 2006 are presented for purposes of additional analysis and are not a required part of the interim financial statements. Such statements have been subjected to the review procedures described in paragraph 2 and, based on our special review, we are not aware of any material modifications that should be made to the supplemental statements for them to be presented fairly, in all material respects, in relation to the interim financial statements for the quarter and six-month period ended June 30, 2006 taken as a whole.

5. The balance sheets as of March 31, 2006 (Company and consolidated), and the related statements of income for the quarter and six-month period ended June 30, 2005 and the supplemental statements of cash flows for the quarter and six-month periods ended June 30, 2005, presented for comparative purposes, were reviewed by us and our review reports thereon, dated April 20, 2006 and July 21, 2005, respectively, were unqualified.

6. The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, July 19, 2006



DELOITTE TOUCHE TOHMATSU
Auditores Independentes



Eduardo Jorge Costa Martins
Engagement Partner

RK0039*.*

(Convenience Translation into English from the Original Previously Issued in Portuguese)
FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
INTERIM FINANCIAL STATEMENTS (ITR) 6/30/2006 Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

REGISTRATION WITH THE CVM DOES NOT IMPLY ANALYSIS OF THE COMPANY. MANAGEMENT IS RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45
4 – NIRE 35300188349		

01.02 – HEAD OFFICE

1 – ADRESS			2 – SUBURB OR DISTRICT	
RUA FORMOSA Nº 367 – 12º ANDAR			CENTRO	
3 – POSTAL CODE 01075-900	4 - MUNICIPALITY SÃO PAULO			5 – STATE SP
6-AREA CODE 011	7 – TELEPHONE 3225-4000	8 – TELEPHONE	9 – TELEPHONE	10 – TELEX
11-AREA CODE 011	12 – FAX 3225-4241	13 – FAX	14 – FAX	
15 – E-MAIL klabin@klabin.com.br				

01.03 – INVESTOR RELATIONS OFFICER (Company Mail Address)

1 – NAME				
RONALD SECKELMANN				
2 – ADDRESS RUA FORMOSA Nº 367 – 12º ANDAR			3 – SUBURB OR DISTRICT CENTRO	
4 – POSTAL CODE 01075-900	5 - MUNICIPALITY SÃO PAULO			6 – STATE SP
7-AREA CODE 011	8 – TELEPHONE 3225-4019	9 – TELEPHONE	10 – TELEPHONE	11 – TELEX
12-AREA CODE 011	13 – FAX 3225-4241	14 – FAX	15 – FAX	
16 – E-MAIL rseckelmann@klabin.com.br				

01.04 – GENERAL INFORMATION /INDEPENDENT ACCOUNTANT

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER		
1 - BEGINNING	2 – END	3 - NUMBER	4 - BEGINNING	5 - END	6 - NUMBER	7 - BEGINNING	8 – END
1/01/2006	12/31/2006	2	4/01/2006	6/30/2006	1	1/01/2006	3/31/2006

9 - INDEPENDENT ACCOUNTANT	10 - CVM CODE
Deloitte Touche Tohmatsu Auditores Independentes	00385-9
11 - PARTNER RESPONSIBLE	12 - INDIVIDUAL TAXPAYERS' REGISTRATION NUMBER OF THE PARTNER RESPONSIBLE
Eduardo Jorge Costa Martins	066.557.558-08

(Convenience Translation into English from the Original Previously Issued in Portuguese)
FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
INTERIM FINANCIAL STATEMENTS (ITR) 6/30/2006 Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

01.05 – CAPITAL COMPOSITION

NUMBER OF SHARES (thousand)	1 - CURRENT QUARTER 6/30/2006	2 - PRIOR QUARTER 3/31/2006	3 - SAME QUARTER IN PRIOR YEAR 6/30/2005
Paid-up capital			
1 – Common	316,827	316,827	316,827
2 – Preferred	600,856	600,856	600,856
3 – Total	917,683	917,683	917,683
Treasury shares			
4 – Common	0	0	0
5 – Preferred	0	0	0
6 – Total	0	0	0

01.06 – CHARACTERISTICS OF THE COMPANY

1 – TYPE OF COMPANY Commercial, Industrial and Other
2 – SITUATION Operating
3 – NATURE OF OWNERSHIP Private National
4 – ACTIVITY CODE 1040 – Paper and Pulp Industry
5 – MAIN ACTIVITY Paper, pulp, packaging, forestation and reforestation
6 – TYPE OF CONSOLIDATION Full consolidation
7 – TYPE OF REPORT OF INDEPENDENT ACCOUNTANTS Unqualified

01.07 – COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 – CNPJ	3 – COMPANY NAME

01.08 – DIVIDENDS APPROVED AND/OR PAID

1 - ITEM	2 – EVENT	3 – DATE OF APPROVAL	4 - TYPE	5 – DATE OF PAYMENT	6 – TYPE OF SHARE	7 – AMOUNT PER SHARE
01	Annual/Extraordinary Shareholders' Meeting	3/20/2006	Dividend	4/06/2006	COMMON	0.0728900000
02	Annual/Extraordinary Shareholders' Meeting	3/20/2006	Dividend	4/06/2006	PREFERRED	0.0801800000

(Convenience Translation into English from the Original Previously Issued in Portuguese)
FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
INTERIM FINANCIAL STATEMENTS (ITR) 6/30/2006 Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

01.09 – SUBSCRIBED CAPITAL AND ALTERATIONS IN THE CURRENT YEAR

1 – ITEM	2 – DATE OF ALTERATION	3 – CAPITAL (R$ thousand)	4 – AMOUNT OF ALTERATION (R$ thousand)	5 – NATURE OF ALTERATION	7 – NUMBER OF SHARES ISSUED (thousand)	8 – SHARE PRICE ON ISSUE DATE (Reais)

01.10 – INVESTOR RELATIONS OFFICER

1 – DATE	2 – Signature
7/20/2006	

(Convenience Translation into English from the Original Previously Issued in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
INTERIM FINANCIAL STATEMENTS (ITR) 6/30/2006 Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYER'S REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

02.01- BALANCE SHEET - ASSETS (In thousands of Brazilian reais – R$)

1 – Code	2 - Description	3 – 6/30/2006	4 - 3/31/2006
1	Total Assets	5,216,705	4,794,793
1.01	Current Assets	2,528,557	2,182,365
1.01.01	Cash and cash equivalents	1,617,333	1,252,576
1.01.01.01	Cash and banks	18,965	45,106
1.01.01.02	Temporary cash investments	1,598,368	1,207,470
1.01.02	Receivables	468,311	466,533
1.01.02.01	Trade accounts receivable	405,295	399,397
1.01.02.02	Discounted exchange and trade receivables	(80,233)	(85,439)
1.01.02.03	Allowance for doubtful accounts	(27,891)	(27,846)
1.01.02.04	Subsidiaries and affiliates	171,140	180,421
1.01.03	Inventories	262,324	258,133
1.01.04	Other	180,589	205,123
1.01.04.01	Recoverable taxes	140,062	170,379
1.01.04.02	Prepaid expenses	15,818	11,120
1.01.04.03	Other receivables	22,036	20,992
1.01.04.04	Notes receivable	2,673	2,632
1.02	Long-term assets	337,483	341,763
1.02.01	Sundry receivables	0	0
1.02.02	Receivables from related parties	858	484
1.02.02.01	Affiliates	0	0
1.02.02.02	Subsidiaries	858	484
1.02.02.03	Other related parties	0	0
1.02.03	Other	336,625	341,279
1.02.03.01	Deferred income and social contribution taxes	147,543	156,217
1.02.03.02	Escrow deposits	108,724	105,974
1.02.03.03	Taxes available for offset	34,260	35,238
1.02.03.04	Prepaid expenses	5,564	4,166
1.02.03.05	Other receivables	37,799	36,343
1.02.03.06	Notes receivable	2,735	3,341
1.03	Permanent assets	2,350,665	2,270,665
1.03.01	Investments	420,454	418,836
1.03.01.01	In affiliated companies	0	0
1.03.01.02	In subsidiaries	418,330	416,712
1.03.01.03	Other investments	2,124	2,124
1.03.02	Property, plant and equipment	1,914,305	1,838,313
1.03.03	Deferred charges	15,906	13,516

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYER'S REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

02.02 – BALANCE SHEET – LIABILITIES AND SHAREHOLDERS' EQUITY (In thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 - 6/30/2006	4 - 3/31/2006
2	Total liabilities and shareholders' equity	5,216,705	4,794,793
2.01	Current liabilities	658,223	735,031
2.01.01	Loans and financing	368,022	316,261
2.01.02	Debentures	8,016	23,073
2.01.03	Trade accounts payable	104,359	121,688
2.01.04	Taxes payable	27,474	55,481
2.01.04.01	Other taxes	27,474	55,481
2.01.04.02	Provision for income and social contribution taxes	0	0
2.01.05	Dividends payable	0	71,270
2.01.06	Provisions	0	0
2.01.07	Payables to related parties	43,628	56,375
2.01.08	Other	106,724	90,883
2.01.08.01	Salaries, vacation and payroll charges	58,547	44,150
2.01.08.02	Other payables	48,177	46,733
2.02	Long-term liabilities	2,053,741	1,652,626
2.02.01	Loans and financing	1,625,107	1,221,114
2.02.02	Debentures	314,050	314,050
2.02.03	Provisions	0	0
2.02.04	Payables to related parties	0	115
2.02.05	Other	114,584	117,347
2.02.05.01	Deferred income and social contribution taxes	1,948	2,365
2.02.05.02	Provision for contingencies	79,762	81,463
2.02.05.03	Other payables	32,874	33,519
2.03	Deferred income	0	0
2.05	Shareholders' equity	2,504,741	2,407,136
2.05.01	Capital	1,100,000	1,100,000
2.05.02	Capital reserves	84,525	84,525
2.05.02.01	Special Restatement – Law No. 8200/91	83,986	83,986
2.05.02.02	Share premium	0	0
2.05.02.03	Tax incentives	539	539
2.05.03	Revaluation reserves	86,344	86,871
2.05.03.01	Own assets	86,344	86,871
2.05.03.02	Subsidiaries/Affiliates	0	0
2.05.04	Profit reserves	972,738	972,738
2.05.04.01	Legal	88,276	88,276
2.05.04.02	Statutory	884,462	884,462
2.05.05	Retained earnings	261,134	163,002

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYER'S REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

03.01 – STATEMENT OF INCOME (In thousands of Brazilian reais – R$)

1 - Code	2 – Description	3-4/01/2006 to 6/30/2006	4-1/01/2006 to 6/30/2006	5-4/01/2005 to 6/30/2005	6-1/01/2005 to 6/30/2005
3.01	Gross revenue from sales and/or services	767,964	1,529,424	797,333	1,556,035
3.02	Deductions	(127,575)	(254,602)	(135,086)	(259,076)
3.03	Net revenue from sales and/or services	640,389	1,274,822	662,247	1,296,959
3.04	Cost of sales and/or services	(504,560)	(997,912)	(507,174)	(968,349)
3.05	Gross profit	135,829	276,910	155,073	328,610
3.06	Operating (expenses) income	(34,872)	31,664	(53,053)	(81,074)
3.06.01	Selling	(48,466)	(97,225)	(48,482)	(101,091)
3.06.02	General and administrative	(41,277)	(80,139)	(41,822)	(78,167)
3.06.03	Financial, net	(3,527)	86,828	(43,274)	(76,613)
3.06.03.01	Financial income	63,573	193,717	8,998	44,710
3.06.03.02	Financial expenses	(67,100)	(106,889)	(52,272)	(121,323)
3.06.04	Other operating income	461	8,710	20,426	20,788
3.06.05	Other operating expenses	(13,079)	(23,878)	(15,359)	(25,060)
3.06.06	Equity in subsidiaries	71,016	137,368	75,458	179,069
3.07	Income from operations	100,957	308,574	102,020	247,536
3.08	Nonoperating income, net	3,446	3,589	(1,680)	(2,983)
3.08.01	Income	4,876	4,798	70	154
3.08.02	Expenses	(1,430)	(1,209)	(1,750)	(3,137)
3.09	Income before taxes and profit sharing	104,403	312,163	100,340	244,553
3.10	Provision for income and social contribution taxes	1,636	1,816	(21,662)	(35,614)
3.11	Deferred income tax	(8,255)	(53,541)	11,475	9,384
3.12	Statutory profit sharing/contributions	-	-	-	-
3.12.01	Profit sharing	-	-	-	-
3.12.02	Contributions	-	-	-	-
3.13	Reversal of interest on capital	-	-	-	-
3.15	Net income	97,784	260,438	90,153	218,323
	NUMBER OF SHARES, FORMER TREASURY SHARES (thousand)	917,683	917,683	917,683	917,683
	EARNINGS PER SHARE	0.10656	0.28380	0.09824	0.23791
	LOSS PER SHARE				

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian reais – R$ or U.S. dollars – US$, unless otherwise stated)

1 OPERATIONS

Klabin S.A. (the "Company") and its subsidiaries are engaged in the following sectors of the pulp and paper industry to serve the domestic and foreign markets: reforestation and wood, packaging paper, paper sacks, and corrugated cardboard boxes. Their operations are integrated from forestation to production of final products.

In 2005, the Company established three Silent Partnerships (twelve in 2004), with the specific purpose of raising funds for reforestation projects. The Company, as the ostensible partner, contributed forest assets, basically forests and land, through concession of right to use land, while the other investing partners made cash contributions to these silent partnerships. These silent partnerships entitle Klabin S.A. to preference in the acquisition of forest products at market prices.

In December 2004, the wholly-owned subsidiary Klabin Ltd. (formerly Mirca Ltd.) established a commercial export company named Klabin Trade. In January 2005, Klabin S.A. began exporting its products through this subsidiary.

2 SIGNIFICANT ACCOUNTING PRACTICES

Accounting practices applied

The interim financial statements are presented in conformity with Brazilian accounting practices, supplemented by standards and regulations issued by the Brazilian Securities Commission (CVM). The interim financial statements have been prepared according to principles, methods and criteria consistent with those applied in the preparation of the financial statements for the year ended December 31, 2005.

3 CONSOLIDATION CRITERIA

The consolidation criteria were consistent with those adopted in the preparation of the financial statements for the year ended December 31, 2005. The investments as of June 30, 2006 are described in note 7.

4 CASH AND CASH EQUIVALENTS

a) Company

	6/30/2006		3/31/2006	
	Temporary cash investments	Average annual rate %	Temporary cash investments	Average annual rate %
In local currency				
Investment funds	191,569	15.2	110,751	16.7
Bank certificate of deposit	934,197	15.3	638,564	16.6
Notes in Brazilian reais (R$) (*)	71,317	15.6	68,753	16.7
Republic of Áustria bonds (*)	399,958	14.3	387,366	13.9
Cash and banks	17,904		45,059	
	1,614,945		**1,250,493**	
In foreign currency				
Bank certificate of deposit	1,327	5.0	1,769	4.5
Investment funds			267	4.5
Cash and banks	1,061		47	
	2,388		**2,083**	
	1,617,333		**1,252,576**	
In the country	1,143,670		794,374	
Abroad	473,663		458,202	
	1,617,333		**1,252,576**	

b) Consolidated

	6/30/2006		3/31/2006	
	Temporary cash investments	Average annual rate %	Temporary cash investments	Average annual rate %
In local currency				
Investment funds	237,350	15.2	162,134	16.6
Bank certificate of deposit	934,197	15.3	636,986	16.6
Notes in Brazilian reais (R$) (*)	351,396	15.7	335,270	16.5
Republic of Austria bonds (*)	399,958	14.3	387,366	13.9
Cash and banks	18,421		47,716	
	1,941,322		**1,569,472**	
In foreign currency				
Bank certificate of deposit	12,317	4.9	9,732	4.3
Investment funds	54,466	5.0	48,554	6.9
Cash and banks	10,143		19,681	
	76,926		**77,967**	
	2,018,248		**1,647,439**	
In the country	1,189,968		846,836	
Abroad	828,280		800,603	
	2,018,248		**1,647,439**	

(*)Investment abroad in Brazilian reais.

5 INCOME AND SOCIAL CONTRIBUTION TAXES

a) Nature and expectation of realization or settlement of deferred taxes

Deferred income and social contribution taxes, recorded in the financial statements, result from temporarily non-deductible provisions, taxes under litigation for Company, and tax loss carryforwards for Company and subsidiaries. Since it is difficult to accurately estimate the realization period of deferred taxes, mainly those related to temporarily nondeductible provisions and taxes under litigation, the Company's management decided to maintain all these tax credits classified in long-term assets.

	Company		Consolidated	
	6/30/2006	3/31/2006	6/30/2006	3/31/2006
Nondeductible provisions	55,525	53,440	55,525	53,440
Taxes being challenged in court	5,994	6,845	5,994	6,845
Tax loss carryforwards	86,024	95,932	90,283	100,994
Long-term assets	**147,543**	**156,217**	**151,802**	**161,279**
Deferred income tax on sale of assets				
Accelerated depreciation incentive	811	1,081	811	1,081
Long-term liabilities	1,137	1,284	1,137	1,284
Nondeductible provisions	**1,948**	**2,365**	**1,948**	**2,365**

In compliance with CVM Resolution No. 273/98 and CVM Instruction No. 371/02, management, based on the budget and business plan approved by the Fiscal Council and the Board of Directors, expects that tax credits will be realized from 2006 to 2013, as shown below:

	Company		Consolidated	
	6/30/2006	3/31/2006	6/30/2006	3/31/2006
2006	37,261	41,321	39,800	43,801
2007	17,189	16,793	18,909	19,375
2008	22,021	21,515	22,021	21,515
2009	27,490	26,857	27,490	26,857
2010	34,477	33,686	34,477	33,686
2011 a 2013	9,105	16,045	9,105	16,045
	147,543	**156,217**	**151,802**	**161,279**

b) Reconciliation of income and social contribution taxes at the effective tax rate

	Company		Consolidated	
	6/30/2006	6/30/2005	6/30/2006	6/30/2005
Income before income and social contribution taxes	**312,163**	**244,553**	**327,574**	**267,442**
Income and social contribution taxes at the rate of 34%	106,136	83,148	111,376	90,931
Tax effect of principal additions (deductions):				
Equity in subsidiaries	(46,705)	(60,883)	71	21
Difference in subsidiaries' taxes			(41,208)	(55,111)
Other effects	(7,706)	3,965	(11,052)	(1,412)
	51,725	**26,230**	**59,187**	**34,429**
Income and social contribution taxes:				
. Current	(1,816)	35,614	3,967	43,813
. Deferred	53,541	(9,384)	55,220	(9,384)
Income and social contribution taxes in the statement of income	**51,725**	**26,230**	**59,187**	**34,429**

6 RELATED PARTIES

	Klabin Argentina S.A. (i)	Klabin Trade (ii)	Silent Partnerships Paraná (i) and (iii)	Silent Partnerships Santa Catarina (i) and (iii)	Sogemar - Sociedade Geral de Marcas (iv)	Monteiro Aranha S.A. (iv)	Other	6/30/2006 Total	3/31/2006 Balance sheet	Company 6/30/2005 Income statement
Current assets	7.405	161.920	1.580	235				**171.140**	**180.421**	
Long-term assets		354					504	**858**	**484**	
Current liabilities			24.651	17.321	1.150	236	270	**43.628**	**56.375**	
Long-term liabilities									**115**	
Sales revenue	9.707	101.082						**110.789**		**208.820**
Purchases			83.818	62.433				**146.251**		**200.420**
Guarantee commission - expense										**2.792**
Royalty expense					6.896	1.413	1.109	**9.418**		**9.364**
Other income (expenses)							454	**454**		**(389)**

(i) *Balance receivable from operations at prices and terms under usual market conditions;*
(ii) *Shipment of paper at prices with approximately 20% margin over production cost;*
(iii) *Purchase of wood under usual market prices and terms;*
(iv) *Trademark use license;*

7 INVESTMENTS IN SUBSIDIARIES AND SILENT PARTNERSHIPS

						Company
				6/30/2006		3/31/2006
Subsidiaries		Ownership interest - %	Equity in subsidiaries for the period	Investment	Equity in subsidiaries for the period	Investment
. Klabin Ltd. (formerly Mirca Limited)	(i)	100	14,298	215,440	1,472	202,614
. Klabin Argentina S.A.	(ii)	100	(1,176)	27,293	(1,896)	26,573
. IKAPÊ Empreendimentos Ltda.		100	(101)	2,920	(108)	2,913
. Klapart Participações S.A.	(iii)		2			13,579
. Klabin do Paraná Prods. Florestais Ltda.		100	(75)	4,439	(39)	4,475
. Other			(59)	1,438	(175)	1,322
			12,889	**251,530**	**(746)**	**251,476**
Silent partnerships	(iv)	Average ownership interest - %				
. Paraná		93	69,017	138,100	37,441	134,210
. Santa Catarina		96	55,462	28,700	29,657	31,026
			124,479	**166,800**	**67,098**	**165,236**
			137,368	**418,330**	**66,352**	**416,712**

(i)Parent company of Klabin Trade;
(ii)Direct and indirect ownership interest;
(iii) Investment sold in June 2006.
(iv) Results for the 2nd quarter R$ 122,619.

8 PROPERTY, PLANT AND EQUIPMENT

					6/30/2006	3/31/2006
		Annual depreciation rate -%	**Cost**	**Revaluation**	**Accumulated depreciation and depletion**	**Accumulated depreciation on revaluation**
a)	**Company**					
	Land		133,192		**133,192**	**133,192**
	Buildings and structures	4	355,746	(174,153)	**181,593**	**181,503**
	Machinery, equipment and installations	5 to 20	2,651,205	(1,594,428)	**1,056,777**	**1,053,269**
	Investments in progress		150,852		**150,852**	**162,129**
	Forestation and reforestation	(*)	355,787	(141,139)	**214,648**	**211,278**
	Other	4 to 20	329,996	(152,753)	**177,243**	**96,942**
			3,976,778	**(2,062,473)**	**1,914,305**	**1,838,313**
b)	**Consolidated**					
	Land		182,028		**182,028**	**172,747**
	Buildings and structures	2 to 4	368,060	(176,308)	**191,752**	**191,572**
	Machinery, equipment and installations	5 to 20	2,669,596	(1,608,925)	**1,060,671**	**1,057,958**
	Investments in progress		150,863		**150,863**	**168,570**
	Forestation and reforestation	(*)	503,793	(141,139)	**362,654**	**349,431**
	Other	4 to 20	332,642	(154,169)	**178,473**	**98,015**
			4,206,982	**(2,080,541)**	**2,126,441**	**2,038,293**

(*) Depletion calculated based on timber extraction.

Property, plant and equipment include capitalized interest in the net amount of R$ 11,475, of which R$ 3,896 was recorded in the period.

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

9 DEFERRED CHARGES

				6/30/2006	3/31/2006
		Cost	Accumulated amortization	Net	Net
<u>Company</u>					
Goodwill on acquisition of merged company:					
. Igaras Papéis e Embalagens S.A.	**(i)**	186,363	(186,363)		3,953
Implementation and preoperating expenses	**(ii)**	42,539	(30,148)	12,391	5,723
Reorganization and installation expenses	**(ii)**	906	(633)	273	405
Other		7,567	(4,325)	3,242	3,435
		237,375	**(221,469)**	**15,906**	**13,516**
<u>Consolidated</u>					
Other		3,416	(584)	2,832	2,745
		240,791	**(222,053)**	**18,738**	**16,261**

(i) *The goodwill amounts are based on the expectation of future profitability and amortized based on the related five-year income projections.*

(ii) *Refers to preoperating expenses of the units of several projects of the industrial divisions, which are being amortized over five years.*

10 LOANS AND FINANCING

a) Balances

	Annual interest %				Company
				6/30/2006	3/31/2006
		Current	Long-term	Total	Total
In local currency					
. National Bank for Economic and Social Development (BNDES)	10.5	3,739	180,304	184,043	183,108
. Government Agency for Machinery and Equipment Financing (FINAME)	8.5 to 10.5	3,141	2,815	5,956	7,668
. Export credit	SELIC + 1.3 to 108.0 of CDI	143,794	60,000	203,794	240,765
. Working capital	106.1 to 107.0 of CDI	4,299	133,000	137,299	133,669
. Other	1.0 to 8.7	970	5,849	6,819	3,110
		155,943	**381,968**	**537,911**	**568,320**
In foreign currency (*)					
. Property, plant and equipment	6.3	1,609	766	2,375	2,341
. Export	4.7 to 9.3	197,245	814,859	1,012,104	623,577
. Other	7.5 to 8.1	13,225	427,514	440,739	343,137
		212,079	**1,243,139**	**1,455,218**	**969,055**
		368,022	**1,625,107**	**1,993,129**	**1,537,375**

Long-term maturities:	
2007	51,732
2008	131,537
2009	181,525
2010	242,311
2011	249,062
2012	233,667
2013	230,313
2014	158,770
2015	88,087
2016	55,315
2017	1,588
2018 and thereafter	1,200
	1,625,107

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

	Annual interest %	Weighted Average rate %				Consolidated
					6/30/2006	3/31/2006
			Current	Long-term	Total	Total
In local currency						
. National Bank for Economic and Social Development (BNDES)	10.5	10.5	3,739	180,304	184,043	183,108
. Government Agency for Machinery and Equipment Financing (FINAME)	8.5 to 10.5	10.0	3,141	2,815	5,956	7,668
. Export credit	SELIC + 1.3 to 108.0 of CDI	15.6	143,794	60,000	203,794	240,765
. Working capital	106.1 to 107.0 of CDI	16.2	4,299	133,000	137,299	133,669
. Other	1.0 to 8.7	7.1	970	5,849	6,819	3,110
			155,943	**381,968**	**537,911**	**568,320**
In foreign currency (*)						
. Property, plant and equipment	6.3	6.3	1,609	766	2,375	2,341
. Export	4.7 to 9.3	6.4	197,245	814,859	1,012,104	623,577
. Other	7.3 to 8.1	7.8	14,336	481,622	495,958	397,567
			213,190	**1,297,247**	**1,510,437**	**1,023,485**
			369,133	**1,679,215**	**2,048,348**	**1,591,805**

Long-term maturities:	
2007	51,732
2008	145,064
2009	195,052
2010	255,838
2011	262,589
2012	233,667
2013	230,313
2014	158,770
2015	88,087
2016	55,315
2017	1,588
2018 and thereafter	1,200
	1,679,215

(*) In US dollars.

b) Collaterals

Financing is collaterized by land, buildings, improvements, machinery, equipment and installations of the plant in Correia Pinto – SC and deposits, as well as by collateral signatures of the controlling shareholders.

11 DEBENTURES

In the Board of Directors' Meeting held on November 3, 2004, the Program of Public Issue of Debentures in the total amount of R$ 1,000,000 was approved.

In December 2004, with the base date of November 1, 2004, Klabin issued 31,405 Debentures of its 5th issue. The Debentures are book entry, single series and registered, and nonconvertible into shares, with par value of R$ 10 and total value of R$ 314,050, with semiannual interest of 105.5% of CDI (interbank deposit rate), and final maturity in November 2007.

12 PROVISION FOR CONTINGENCIES

Based on the individual analysis of the lawsuits and supported by the opinion of its legal counsel, Klabin S.A. and its subsidiaries recognized provisions in long-term liabilities, for losses considered probable, as shown below:

	Company and Consolidated	
Nature of the contingency	**6/30/2006**	**3/31/2006**
Tax:		
. PIS/COFINS (taxes on revenue)	14,611	17,399
. CPMF (tax on banking transactions)	7,480	6,737
. Others	22,833	25,198
	44,924	49,334
Labor	30,025	27,708
Other	4,813	4,421
	79,762	**81,463**

The escrow deposits recorded in long-term assets totaled R$ 108,724 (R$ 105,974 in the first quarter of 2006) for Company, and R$ 109,680 (R$ 106,946 in the first quarter of 2006) for consolidated.

PIS/ COFINS

On November 27, 1998, the PIS and COFINS calculation was changed by Law No. 9718, which, among other changes, increased the COFINS rate from 2% to 3% and expanded the PIS and COFINS tax basis.

On November 9, 2005, the Federal Supreme Court issued a decision on the unconstitutionality of the change of the PIS and COFINS tax basis introduced by Law No. 9718/98, subject matter of innumerous lawsuits filed by taxpayers in general and the Company. The Special Appeal decisions declared the unconstitutionality of paragraph 1 of article 3 of such Law, which determined that these taxes would be levied not only on billing, but on "the total revenues earned by the legal entity, regardless of the type of activity performed and the accounting classification adopted for revenues."

In decisions published in the Court Official Gazette regarding lawsuits filed by the Company, the Federal Supreme Court declared that the PIS and COFINS taxes on the expanded tax basis are not due. These decisions are final and unappealable and, therefore, the Company reversed the reserve for contingencies in the amount of R$ 55,510, which was deposited in escrow, and recorded tax credits available for offset, in the amount of R$ 74,937, resulting from amounts actually paid at that time.

The effects on income for the quarter are as follows:

Other operating income	6,580
Financial	123,867
Income and social contribution taxes	(41,229)
	89,218

The remaining balance refers mainly to challenge in court regarding the collection of PIS referring to nonoperating income.

CPMF (tax on banking transactions)
The Company is challenging the levy of CPMF on its export revenues. This lawsuit is at a Federal Court in São Paulo, awaiting judgment of an appeal filed in its name at the Regional Federal Court.

Labor
Labor lawsuits refer basically to claims involving overtime, hazardous duty premium and health hazard premium.

Additionally, Klabin S.A. and its subsidiaries are parties to other tax, labor and civil lawsuits with "possible" risks of loss. The involved amounts as of June 30, 2006 are: tax - R$ 118,579; labor - R$ 38,959, and civil - R$ 19,994. Based on an individual analysis of the corresponding lawsuits, and supported by the opinion of its legal counsel, Management understands that these lawsuits whose likelihood of loss is considered possible do not require reserves.

13 SHAREHOLDERS' EQUITY

a) Changes

Balances as of December 31, 2005	**2,244,662**
Income tax on revaluation reserve	(359)
Net income	260,438
Balances as of June 30, 2006	**2,504,741**

b) Revaluation reserve

As permitted by CVM Instruction No. 197/93, the Company decided not to apply the requirements of articles 1 and 2 of CVM Instruction No. 189/92 (income and social contribution taxes on revaluation reserve). The application of these requirements would adjust the revaluation reserve by the following amounts:

Revaluation reserve as of June 30, 2006	86,344
Monetary restatement determined by Law No. 8200/91, included in revaluation reserve	(45,155)
Tax effects	(14,005)
	27,184

14 FINANCIAL INSTRUMENTS

a) Risk management

Klabin S.A. and its subsidiaries carry out transactions involving financial instruments, all recorded in balance sheet accounts, to meet their own needs, as well as to reduce their exposure to financial risks, mainly credit, currency and interest rate risks. These risks are managed through the establishment of operating strategies, control policies and determination of positions. No transactions involving financial instruments of speculative nature are carried out.

b) Credit risk

These risks are managed through specific standards for acceptance of customers, credit analysis and determination of exposure limits by customer.

c) Fair values

As of June 30, 2006, the fair values of cash and cash equivalents, temporary cash investments, trade accounts receivable and payable approximate the amounts recorded in the financial statements due to their short term. The fair values of loans and financing substantially approximate the amounts recorded in the financial statements since these financial instruments have variable interest rates. The fair values of debentures are equivalent to those recorded in the financial statements, since the Company has the option to pay these debentures at any moment at book value.

15 STATEMENT OF CASH FLOWS

				Company
		Apr/ Jun		Jan/ Jun
	2006	2005	2006	2005
Cash flows from operating activities				
Net income	97,784	90,153	260,438	218,323
Income (expenses) not affecting cash and cash equivalents:				
. Depreciation, amortization and depletion	62,682	57,478	122,542	110,471
. Gain (loss) on sale of assets	(4,165)	422	(4,308)	1,386
. Allowance for losses on permanent assets		936		936
. Deferred income and social contribution taxes	8,255	(11,475)	53,541	(9,384)
. Interest and exchange variation on loans and financing	57,894	12,992	107,169	75,009
. Capitalized interest	(3,896)		(3,896)	
. Equity in subsidiaries	(71,016)	(75,458)	(137,368)	(179,069)
. Reversal of reserve for contingencies	(4,218)		(55,510)	
. Recognition of tax credit available for offset			(74,937)	
Decrease (increase) in assets				
. Trade accounts receivable	(1,778)	64,282	(17,272)	124,213
. Inventories	(4,191)	(6,295)	(11,583)	(28,620)
. Recoverable taxes	31,295	(29,932)	21,435	23,857
. Prepaid expenses	(6,096)	8,354	(8,797)	910
. Other receivables	(1,592)	8,354	21,623	11,265
Increase (decrease) in liabilities				
. Trade accounts payable	(29,179)	(84,476)	(74,308)	(25,826)
. Other taxes	(28,007)	(7,207)	4,615	(268)
. Provision for income and social contribution taxes	(179)	22,053	(29,292)	(34,528)
. Salaries, vacation and payroll charges	14,397	14,022	8,744	(2,141)
. Provision for contingencies	344	5,384	268	5,134
. Other payables	(6,540)	(17,379)	8,916	(1,688)
Net cash provided by operating activities	**111,794**	**52,208**	**192,020**	**289,980**
Cash flows from investing activities:				
. Temporary cash investments		(1,149)	39,521	(2,502)
. Purchase of property, plant and equipment	(125,634)	(61,604)	(153,971)	(142,590)
. Increase in deferred charges	(7,119)	(1,191)	(8,191)	(2,071)
. Sale of property, plant and equipment	19,239	70	19,460	154
. Guarantee deposits	(577)	(8,579)	(1,599)	(8,717)
. Dividends received from subsidiaries	55,817	141,379	122,618	166,989
. Other investments	(111)	1,228	32	(4,262)
Net cash used in investing activities	**(58,385)**	**70,154**	**17,870**	**7,001**
Cash flows from financing activities:				
. New loans and financing	609,956	70,587	1,161,309	269,349
. Payment of loans and financing	(163,622)	(155,334)	(575,862)	(221,394)
. Payment of interest	(63,530)	(28,230)	(104,919)	(52,396)
. Loans to affiliates	(186)	126	(198)	(126)
. Dividends paid	(71,270)	(90,007)	(71,270)	(90,007)
Net cash provided by financing activities	**311,348**	**(202,858)**	**409,060**	**(94,574)**
Increase (decrease) in cash and cash equivalents	**364,757**	**(80,496)**	**618,950**	**202,407**
Opening balance of cash and cash equivalents	1,252,576	1,125,739	998,383	842,836
Closing balance of cash and cash equivalents	1,617,333	1,045,243	1,617,333	1,045,243
	364,757	**(80,496)**	**618,950**	**202,407**

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

				Consolidated
		Apr/ Jun		**Jan/ Jun**
	2006	**2005**	**2006**	**2005**
Cash flows from operating activities				
Net income	97,784	90,153	260,438	218,323
Income (expenses) not affecting cash and cash equivalents:				
. Depreciation, amortization and depletion	67,246	61,637	131,267	120,282
. Gain (loss) on sale of assets	(4,193)	543	(4,336)	1,805
. Allowance for losses on permanent assets	0	936		936
. Deferred income and social contribution taxes	9,077	(11,475)	55,220	(9,384)
. Interest and exchange variation on loans and financing	58,682	8,680	104,598	70,697
. Capitalized interest	(3,896)		(3,896)	
. Equity in subsidiaries	8	(98)	208	62
. Reversal of reserve for contingencies	578	2,347	2,509	1,879
. Recognition of tax credit available for offset	3,557	7,065	7,949	14,690
Decrease (increase) in assets	(4,218)		(55,510)	
. Trade accounts receivable			(74,937)	
. Inventories				
. Recoverable taxes	(8,775)	42,129	(34,385)	77,424
. Prepaid expenses	(4,693)	(5,026)	(17,136)	(29,095)
. Other receivables	31,194	(30,767)	21,656	21,733
Increase (decrease) in liabilities	(6,023)	7,702	(8,686)	258
. Trade accounts payable	(3,730)	10,127	21,579	12,115
. Other taxes				
. Provision for income and social contribution taxes	(17,646)	(14,689)	(68,084)	(36,310)
. Salaries, vacation and payroll charges	(27,776)	(8,733)	4,861	(161)
. Provision for contingencies	(831)	22,328	(29,800)	(33,236)
. Other payables	14,458	14,312	8,703	(1,975)
Net cash provided by operating activities	344	5,384	268	5,134
Cash flows from investing activities:	(4,761)	(16,931)	3,511	6,711
. Temporary cash investments	**196,386**	**185,624**	**325,997**	**441,888**
. Purchase of property, plant and equipment				
. Increase in deferred charges		(1,149)	39,521	(2,502)
. Sale of property, plant and equipment	(148,579)	(69,659)	(192,798)	(156,690)
. Guarantee deposits	(7,211)	(1,396)	(8,414)	(2,446)
. Dividends received from subsidiaries	19,239	70	19,460	154
. Other investments	(563)	(8,756)	(1,768)	(8,673)
Net cash used in investing activities	2	(1)	(2)	(32)
Cash flows from financing activities:	**(137,112)**	**(80,891)**	**(144,001)**	**(170,189)**
. New loans and financing				
. Payment of loans and financing	609,956	134,582	1,161,309	333,344
. Payment of interest	(163,622)	(155,334)	(575,862)	(221,394)
. Loans to affiliates	(63,529)	(28,230)	(106,849)	(52,396)
. Dividends paid		(4)	1	12,066
Net cash provided by financing activities	(71,270)	(90,007)	(71,270)	(90,007)
Increase (decrease) in cash and cash equivalents	**311,535**	**(138,993)**	**407,329**	**(18,387)**
Opening balance of cash and cash equivalents	**370,809**	**(34,260)**	**589,325**	**253,312**
Closing balance of cash and cash equivalents	1,647,439	1,378,200	1,428,923	1,090,628
	2,018,248	1,343,940	2,018,248	1,343,940
	370,809	**(34,260)**	**589,325**	**253,312**

05.01 - COMMENTS ON THE COMPANY PERFORMANCE IN THE QUARTER

For a better understanding of the performance of Klabin companies, we present our comments on the consolidated results of operations for the period in section **08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER.**

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYER'S REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (In thousands of Brazilian reais – R$)

1 - Code	2 - Description	3 - 6/30/2006	4 - 3/31/2006
1	Total Assets	5,353,294	4,913,966
1.01	Current Assets	2,859,894	2,498,795
1.01.01	Cash and cash equivalents	2,018,248	1,647,439
1.01.01.01	Cash and banks	28,564	67,397
1.01.01.02	Temporary cash investments	1,989,684	1,580,042
1.01.02	Receivables	382,184	373,409
1.01.02.01	Trade accounts receivable	491,241	487,578
1.01.02.02	Discounted exchange and trade receivables	-80,233	-85,439
1.01.02.03	Allowance for doubtful accounts	-28,824	-28,730
1.01.02.04	Subsidiaries and affiliates	0	0
1.01.03	Inventories	273,212	269,027
1.01.04	Other	186,250	208,920
1.01.04.01	Recoverable taxes	140,962	171,178
1.01.04.02	Prepaid expenses	15,900	11,233
1.01.04.03	Other receivables	26,715	23,877
1.01.04.04	Notes receivable	2,673	2,632
1.02	Long-term assets	345,385	350,900
1.02.01	Sundry receivables	0	0
1.02.02	Receivables from related parties	0	0
1.02.02.01	Affiliates	0	0
1.02.02.02	Subsidiaries	0	0
1.02.02.03	Other related parties	0	0
1.02.03	Other	345,385	350,900
1.02.03.01	Deferred income and social contribution taxes	151,802	161,279
1.02.03.02	Escrow deposits	109,680	106,946
1.02.03.03	Taxes available for offset	34,260	35,238
1.02.03.04	Prepaid expenses	5,909	4,553
1.02.03.05	Other receivables	40,999	39,543
1.02.03.06	Notes receivable	2,735	3,341
1.03	Permanent assets	2,148,015	2,064,271
1.03.01	Investments	2,836	9,717
1.03.01.01	In affiliated companies	712	0
1.03.01.02	In subsidiaries	0	7,593
1.03.01.03	Other investments	2,124	2,124
1.03.02	Property, plant and equipment	2,126,441	2,038,293
1.03.03	Deferred charges	18,738	16,261

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYER'S REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

06.02 – CONSOLIDATED BALANCE SHEET – LIABILITIES AND SHAREHOLDERS' EQUITY (In thousands of Brazilian reais – R$)

1 - Code	2 - Description	3 - 6/30/2006	4 - 3/31/2006
2	Total liabilities and shareholders' equity	5,353,294	4,913,966
2.01	Current liabilities	631,682	694,718
2.01.01	Loans and financing	369,133	316,381
2.01.02	Debentures	8,017	23,073
2.01.03	Trade accounts payable	107,942	125,494
2.01.04	Taxes payable	31,543	59,971
2.01.04.01	Other taxes	28,977	56,753
2.01.04.02	Provision for income and social contribution taxes	2,566	3,218
2.01.05	Dividends payable	0	71,270
2.01.07	Payables to related parties	1,569	2,560
2.01.08	Other	113,478	95,969
2.01.08.01	Salaries, vacation and payroll charges	60,196	45,738
2.01.08.02	Other payables	53,282	50,231
2.02	Long-term liabilities	2,111,622	1,710,419
2.02.01	Loans and financing	1,679,215	1,275,424
2.02.02	Debentures	314,050	314,050
2.02.04	Payables to related parties	0	0
2.02.05	Other	118,357	120,945
2.02.05.01	Deferred income and social contribution taxes	1,948	2,365
2.02.05.02	Provision for contingencies	79,762	81,463
2.02.05.03	Other payables	36,647	37,117
2.03	Deferred income	0	0
2.04	Minority interest	105,249	101,693
2.05	Shareholders' equity	2,504,741	2,407,136
2.05.01	Capital	1,100,000	1,100,000
2.05.02	Capital reserves	84,525	84,525
2.05.02.01	Special Restatement - Law No. 8200/91	83,986	83,986
2.05.02.02	Share premium	0	0
2.05.02.03	Tax incentives	539	539
2.05.03	Revaluation reserves	86,344	86,871
2.05.03.01	Own assets	86,344	86,871
2.05.03.02	Subsidiaries/Affiliates	0	0
2.05.04	Profit reserves	972,738	972,738
2.05.04.01	Legal	88,276	88,276
2.05.04.02	Statutory	884,462	884,462
2.05.05	Retained earnings	261,134	163,002

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYER'S REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

07.01 – CONSOLIDATED STATEMENT OF INCOME (In thousands of Brazilian reais – R$)

1 - Code	2 - Description	3- 4/01/2006 to 6/30/2006	4- 1/01/2006 to 6/30/2006	5- 4/01/2005 to 6/30/2005	6- 1/01/2005 to 6/30/2005
3.01	Gross revenue from sales and/or services	799,442	1,574,730	857,989	1,658,180
3.02	Deductions	(132,102)	(262,232)	(137,881)	(264,868)
3.03	Net revenue from sales and/or services	667,340	1,312,498	720,108	1,393,312
3.04	Cost of sales and/or services	(441,169)	(855,352)	(418,679)	(782,722)
3.05	Gross profit	226,171	457,146	301,429	610,590
3.06	Operating (expenses) income	(118,270)	(133,159)	(187,854)	(339,868)
3.06.01	Selling	(67,192)	(130,693)	(82,807)	(154,420)
3.06.02	General and administrative	(41,966)	(81,709)	(42,653)	(79,809)
3.06.03	Financial, net	5,981	99,993	(63,908)	(93,711)
3.06.03.01	Financial income	70,463	218,776	21,382	59,266
3.06.03.02	Financial expenses	(64,482)	(118,783)	(85,290)	(152,977)
3.06.04	Other operating income	475	8,724	20,433	20,788
3.06.05	Other operating expenses	(15,560)	(29,266)	(19,017)	(32,654)
3.06.06	Equity in subsidiaries	(8)	(208)	98	(62)
3.07	Income from operations	107,901	323,987	113,575	270,722
3.08	Nonoperating income, net	3,444	3,587	(1,927)	(3,280)
3.08.01	Income	4,578	4,799	(1,987)	154
3.08.02	Expenses	(1,134)	(1,212)	60	(3,434)
3.09	Income before taxes and profit sharing	111,345	327,574	111,648	267,442
3.10	Provision for income and social contribution taxes	(927)	(3,967)	(36,544)	(43,813)
3.11	Deferred income tax	(9,077)	(55,220)	22,114	9,384
3.12	Statutory profit sharing/contributions	(3,557)	(7,949)	0	0
3.12.01	Profit sharing	(3,557)	(7,949)	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on capital	0	0	0	0
3.14	Minority interest	0	0	(7,065)	(14,690)
3.15	Net income	97,784	260,438	90,153	218,323
	NUMBER OF SHARES, FORMER TREASURY SHARES (thousand)	917,683	917,683	917,683	917,683
	EARNINGS PER SHARE	0.10656	0.28380	0.09824	0.23791
	LOSS PER SHARE				

Initial Considerations

The information presented herewith in connection with the Company's operations and finances in 2Q06, 2Q05, 1H06 and 1H05 consists of consolidated figures stated in local currency (R$), in accordance with the generally accepted accounting practices adopted in Brazil, except where otherwise indicated.

R$ million	2Q06	2Q05	1Q06	1H06	1H05	2Q06 /2Q05	1H06/ 1H05
Gross Revenue	799.4	858.0	775.3	1,574.7	1,658.2	-6.8%	-5.0%
Net Revenue	667.3	720.1	645.2	1,312.5	1,393.3	-7.3%	-5.8%
EBITDA	169.2	239.0	186.3	355.5	484.8	-29.2%	-26.7%
EBITDA Margin	*25.4%*	*33.2%*	*28.9%*	*27.1%*	*34.8%*		
Net Income	97.8	90.1	162.7	260.5	218.3	8.5%	19.3%
Net Debt	352.2	372.6	281.5	352.2	581.2	-5.5%	-39.4%
Net Debt/EBTIDA (annualized)	0.5	0.4	0.4	0.5	0.6		
Capex	148.6	69.7	44.2	192.8	156.7	113.2%	23.0%
Production Volume - 1,000 t (*)	372.0	390.1	382.4	754.4	754.0	-4.6%	0.1%
Sales Volume - 1,000 t	340.5	359.6	339.7	680.2	676.3	-5.3%	0.6%
% Exports	*38.2%*	*42.2%*	*38.9%*	*38.5%*	*40.4%*		

(*) Figures related to paper, boards and recycled paper production, do not considered corrugated boxes and industrial bags.

Operating, Economic and Financial Performance

Production Volume

The production of paper and coated boards in 2Q06 reached 372.0 thousand tons, 5% down when compared to 2Q05. In 1H06 production volume reached 754.4 thousand tons, stable when compared to 1H05. Despite of the planned maintenance downtime in the Monte Alegre (PR) mill. This downtime, which occurs annually, was carried out in the 3rd quarter of 2005, difficulting the comparison with 2006.


372
390
382
754
754
2Q06
2Q05
1Q06
1H06
1H05
thousand tons

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Sales Volume

Sales volume in 2Q06, excluding wood, reached 340.5 thousand tons, 5% lower in relation to the same period of 2005. In 1H06 sales volume reached 680.2 thousand tons, 1% higher than the same period of 2005.

The highlight of the semester was the volume shipped of corrugated boxes which grew 5% when compared to the first half of 2005, and which was driven by the tobacco exports and the demand for frozen products and fruit.

Export volume in 2Q06 totaled 130.2 thousand tons, 14% below 2Q05. In the semester, exports reached 262.2 thousand tons, 4% lower in relation to the same period of the previous year.

Sales Volume by Market

Thousand tons


341
360
340
680
676
38%
62%
42%
58%
39%
61%
39%
61%
40%
60%
2Q06
2Q05
1Q06
1H06
1H05
Domestic Market
Foreign Market

Sales Volume by Product – 2Q06


Others 4%
Bags 9%
Kraftliner 30%
Corrugated Boxes 33%
Coated boards 24%
does not include wood

Net Revenue

Net revenue in 2Q06, including wood, totaled R$ 667.3 million, a drop of 7% when compared to the same period in 2005. In 1H06 net revenue was R$ 1,312.5 million, 6% below 1H05.

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Export revenue continued to be affected by the strengthening of the real against the US dollar, which reached 12% in 2Q06 and 15% in 1H06, compared to the same period last year.

Net Revenue by Market

R$ milion


667
26%
74%
720
29%
71%
645
25%
75%
1.312
26%
74%
1.393
28%
72%
2Q06
2Q05
1Q06
1H06
1H05
Domestic Market
Foreign Market

Net Revenue by Product – 2Q06


Wood
10%
Kraftliner
18%
Coated
boards
24%
Corrugated
Boxes
32%
Bags
13%
Others
3%

includes wood

Exports Destination

Volume – 2Q06


North
America
4%
Latin
America
45%
Europe
29%
Asia
12%
Africa
10%

Net Revenue – 2Q06


North
America
5%
Latin
America
62%
Europe
17%
Asia
10%
Africa
6%

Operating Results

Cost of goods sold in 2Q06 was R$ 441.2 million, 5% higher than 2Q05. In 1H06 COGS totaled R$ 855.4 million, 9% higher than 1H05. This increase was affected by the planned maintenance downtime in the Monte Alegre (PR) mill, by the rise in cost of raw materials, specially fuel, besides additional expense of R$ 3.0 million to purchase electrical energy from the Copel grid, caused by the drought which hit the State of Parana and forced Klabin to suspend operation of one turbine in the Maua hydro-electric power plant.

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Gross profit in 2Q06 was R$ 226.2 million, 25% below 2Q05. Gross margin during the quarter reached 34%, lower than 2Q05 which was 42%. In 1H06 gross profit reached R$ 457.2 million with a margin of 35%, against 44% in 1H05.

Selling expenses in 2Q06 were R$ 67.2 million, a reduction of 19% when compared to 2Q05. In 1H06 selling expenses totaled R$ 130.7 million, 15% lower than the same period of 2005. This reduction is mainly related to the expenses decline with internal and external freights, which droped from R$ 100.8 million in 1H05 to R$ 85.5 million in 1H06, besides the rigid control over fixed expenses.

General and administrative expenses totaled R$ 42.0 million in 2Q06, 2% lower than 2Q05. In 1H06 totaled R$ 81.7 million, 2% higher than 1H05.

The target set by the Company, intended to keep fixed costs at the same level in 2006 as in 2005, is being achieved.

Operating results before financial expenses (EBIT) in 2Q06 were R$ 101.9 million, 43% below 2Q05. In 1H06 EBIT were R$ 224.2 million, 38% lower than 1H05.

Operating Cash Generation (EBITDA)

Operating cash generation (EBITDA) in 2Q06, was R$ 169.2 million, with a margin of 25%, versus 37% in 2Q05. In 1H06, EBITDA reached R$ 355.5 million with a margin of 27%, an increase in comparison with 2H05 which was 21%, however lower than 1H05 which was 35%.


EBITDA QoQ Variation - R$ million
186
EBITDA
1Q06
29%
(*)
+2
Volume
+21
Price
-1
Exchange
Rate
-24
COGS
-15
SG&A
and
Others
169
EBITDA
2Q06
25%
(*)
(*) EBITDA Margin

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Financial results and indebtedness

Net financial results came to R$ 6.0 million of revenue in 2Q06, accumulating a financial income of R$ 100.0 million in 1H06.

In the second quarter Klabin took advantage of a favorable financial market and raised long-term financing, mainly in the international market, with payment terms of more than 8 years and attractive interest rates, with the aim to lengthen debt tenor, improve liquidity and building up Company's cash flow in preparation for the coated board expansion project in the Monte Alegre (PR) mill.

With these new operations, total average debt terms were stretched from 43 to 49 months, and debt in foreign currency reached 60 months.

In 2Q06, **gross debt** totaled R$ 2,370.4 million, of which only 16% was short term, versus 18% in March of 2006.

Foreign currency debt, represented 64% of Klabin's total indebtedness, out of which 67% refers to trade finance.

Financing (R$ million)	30/06/06			31/03/06		
	Currency		Total	Currency		Total
	Local	Foreign		Local	Foreign	
Short Term	164.0	213.2	377.2	111.1	228.3	339.4
Long Term	696.0	1,297.2	1,993.2	794.3	795.2	1,589.5
Gross Debt	**860.0**	**1,510.4**	**2,370.4**	**905.4**	**1,023.5**	**1,928.9**
Cash and Cash Equivalents			(2,018.2)			(1,647.4)
Net Debt			**352.2**			**281.5**

Net debt rose from R$ 281.5 million on 31/03/06 to R$ 352.2 million on 30th of June, which is equivalent to 50% of EBITDA for the semester annualized.

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER


Net Debt QoQ Variation - R$ million
282
Net Debt
Mar'06
38%
(*)
-169
EBITDA
+22
Operational
Assets and
Liabilities
variation
+149
Capex
+71
Dividends
paid
-3
Financial
Results and
Others
352
Net Debt
Jun'06
50%
(*)
(*) Net Debt / EBITDA annualized

Net Income

Net income in 2Q06 was R$ 97.8 million, an increase of 9% in comparison with the same period of 2005. In 1H06, net income was R$ 260.5 million, an increase of 19% compared to 1H05.

Business Performance

BUSINESS UNIT - FORESTRY

In 1H06, Klabin handled 3.6 million tons of Pine and Eucalyptus logs, of which 2.2 million tons were transferred to the mills in Parana, Santa Catarina and Sao Paulo.

Sales volume of wood to sawmills and laminators in Parana and Santa Catarina was 689.1 thousand tons in 2Q06, 10% lower in relation to 2Q05. In 1H06 the sales volume reached 1.4 million tons, 11% lower than 1H05.

The demand for solid wood products in the United States is in decline. The housing starts index in the last three months has been below 2.0 million new houses, which indicates a drop in sales.

Net revenue from sales of logs to third parties in 2Q06 was R$ 65.6 million, meaning a drop of 14% in comparison with 2Q05. In 1H06 net revenue totaled R$ 133.7 million, a decrease of 15% compared to 1H05.

The strengthening of real against the dollar contributed to the drop in revenue, squeezing Klabin customers' income in reais.

At the end of 2Q06, Klabin owned 366 thousand hectares of forestry area, of which 191 thousand hectares of planted forests and 131 thousand hectares of preserved native forests.

BUSINESS UNIT - PAPER

In June 2006, a 10-day planned general downtime for maintenance was carried out in the Monte Alegre (PR) mill. This downtime, which occurs annually, was held in the 3rd quarter of 2005, thus making some comparisons with 2006 difficult.

Sales volume of paper and coated boards to third parties was 184.9 thousand tons, a decrease of 12% in relation 2Q05. Accumulated sales volume in 1H06 totaled 378.2 thousand tons, a drop of 2% compared to the same period in 2005.

Exports in 2Q06 came to 116.3 thousand tons, 18% below 2Q05. In 1H06, export volume reached 237.8 thousand tons, a decrease of 5% in relation to 1H05.

Net revenue from paper and coated boards in 2Q06 totaled R$ 278.3 million, 10% below the same period in 2005. In 1H06, net revenue was R$ 555.2 million, a decline of 7% in comparison with 1H05.

Kraftliner sales volume totaled 103.6 thousand tons in 2Q06. Export sales reached 91.2 thousand tons, 18% lower in volume than 2Q05. In 1H06 kraftliner sales volume totaled 217.0 thousand tons, of which 192.8 thousand tons were sent to exports, 4% lower than 1H05. The drop in sales volume was due to the increase in demand for corrugated boxes, which in turn meant an increase in the transfer of kraftliner to Klabin's converting plants.

In the search for better margins, the Company is still working to identify the best export markets for its kraftliner. As a consequence of this study, Klabin has improved its export mix.

The closure of recycled and virgin-fiber paper capacities in Europe and North America during 1H06, the successful kraftliner price increase (US$50/t) in the USA and the heating-up of economic activity in both Europe and North America, contributed to an adjustment in the demand/supply balance of packaging papers, thus explaining the surge in international prices. In the month of June 2006, international prices in Europe rose between €40 and €50 per ton.

Klabin followed this price movement and passed on an increase of €20/t during the month of April/06 and €20 to €30/t during the months of May/06 and June/06. Despite the increases in the international price, prices in reais are still undervalued.

According to data from Foex, the average international price converted into reais in 2Q06 is 6.2% lower than in the same period of 2005, equivalent to an R$ 85/ton reduction.

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER


Kraftliner Price X Exchange Rate
Source: FOEX Index
Average Price (US$/t)
Average Exchange Rate (R$/US$)

Sales volume of coated boards in 2Q06 reached 81.3 thousand tons, 8% below 2Q05. In 1H06 volume totaled 161.2 thousand tons, unchanged in relation to the same period in 2005.

Exports totaled 25.1 thousand tons in 2Q06, 20% lower than 2Q05. During 1H06, export volumes came to 45.0 thousand tons, 10% less than 1H05.

Volume in 1H06 unchanged than the same period in 2005 due to the planned downtime at Monte Alegre (PR) mill, the main producer of coated boards. Besides this, in 1H05, Klabin became a partial supplier to Tetra Pak plants in Europe, because the pulp and paper mills in Finland were paralyzed.

Sales performance continued to be one of the highlights and Klabin is winning new customers in various parts of the world, such as Central and Eastern Europe, North America, Latin America and Asia, in line with established targets for the expansion project which will come on stream in 4Q07.

Together with good sales performance, Klabin is investing in the quality of its products. In 2Q06, Klabin was ranked first in Tetra Pak's Supplier Evaluation.

BUSINESS UNIT - CORRUGATED BOXES

Preliminary data provided by the Brazilian Association of Corrugated Boxes (ABPO) indicates that the shipment of boxes, sheets and accessories were 540.4 thousand tons in 2Q06, 2.7% above 1Q06. In the first six months of 2006 accumulated shipments were 1,066.7 thousand tons, 1.8% higher than in 1H05.

Klabin shipped 114.6 thousand tons of corrugated boxes in 2Q06, 1% over 2Q05. In 1H06, the shipment was 222.1 thousand tons, 5% greater than the first half of 2005.

Sales in this quarter were mainly driven by the strong demand from the tobacco exports which peaked in 2Q06. The tobacco harvest will be longer this year, requiring deliveries which will last until September. Other positive highlights were the sectors of frozen products, sheets, fruit and general foods. The negative aspect is the apparent cooling down in sales of the principal distribution channels, such as supermarkets, with negative effects on the sales volume of food, personal hygiene and cleaning materials.

Net revenue in 2Q06 totaled R$ 216.1 million, 5% down to the same period in 2005. During 1H06, net revenue came to R$ 418.1 million, 1% below the same period in 2005.

BUSINESS UNIT - INDUSTRIAL BAGS

The sales volume of industrial bags in 2Q06 totaled 29.0 thousand tons, 2% over 2Q05. In 1H06 volume reached 57.7 thousand tons, 1% below the same period in 2005.

Net revenue in 2Q06 was R$ 87.9 million, 1% up in comparison with 2Q05. In 1H06 net revenue totaled R$ 176.7 million, 1% below 1H05.

Sales volume to the export market in 2Q06 came to 9.5 thousand tons, an increase of 36% in comparison with 2Q05. In 1H06, export volume totaled 16.8 thousand tons, an increase of 17% in relation to the same period of 2005.

According to the National Union of the Cement Industry, consumption in the first five months of 2006 grew 10.2% when compared to the same period in 2005, driving demand for multi-wall bags for this sector, whereas the seed sector suffered from a hiatus in the harvest and a less favorable dollar rate for grain exports.

Capital Expenditures

The following table lists the capex in 2Q06 and 1H06:

R$ Million	2Q06	1H06
Forestry	32	51
Paper mills	15	33
Conversion	11	17
Others	1	2
MA 1100 Project	90	90
Total	**149**	**193**

In 2Q06 Klabin concluded negotiations with the main equipment and service suppliers for the expansion project of paper and coated boards in the Monte Alegre (PR) mill, which enabled the start-up of this project to be brought forward to the fourth quarter of 2007, and which means it should be running at full capacity by the second half of 2008.

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Production capacity of this unit will grow from 700 thousand tons to 1.1 million tons per year, and the installed capacity of coated boards will more than double from the current 330 thousand to 680 thousand tons per year which, added to the 60 thousand tons produced at the mill of Angatuba (SP), will make a total of 740 thousand tons per year.

The investment will be R$1.5 billion ex-taxes and a further R$ 250 million will be paid out for plant modernization.

10.01 – CHARACTERISTICS OF PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1 – ITEM	01
2 – ORDER No.	5th
3 –CVM REGISTRATION No.	CVM/SRE/DEB – 2004/041
4 –CVM REGISTRATION DATE	12/06/2004
5 – SERIES ISSUED	SINGLE
6 – TYPE OF ISSUE	SIMPLE
7 – NATURE OF ISSUE	PUBLIC
8 – ISSUE DATE	11/01/2004
9 – MATURITY DATE	11/01/2007
10 – TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – PREVAILING REMUNERATION CONDITIONS	6-mo. interest of 105.5% of CDI
12 – PREMIUM/DISCOUNT	
13 – NOMINAL VALUE (Brazilian reais – R$)	10,000.00
14 – AMOUNT ISSUED (R$ 000)	314,050
15 – QUANTITY OF DEBENTURES ISSUED (UNITS)	31,405
16 – OUTSTANDING DEBENTURES (UNITS)	31,405
17 – DEBENTURES IN TREASURY (UNITS)	0
18 – DEBENTURES REDEEMED (UNITS)	0
19 – DEBENTURES CONVERTED (UNITS)	0
20 – UNPLACED DEBENTURES (UNITS)	0
21 – DATE OF LAST RESET	
22 – DATE OF NEXT EVENT	11/01/2006

15.01 – INVESTMENT PROJECTS

Investments in 2Q06 totaled R$ 148.6 million in the principal projects:

- Implementation of the MA 1100 Project, increase in production of the Monte Alegre, Paraná, plant - R$ 90.0 million;

- Acquisition of forests and forestation - R$ 31.8 million;

- Adjustment of the steam system of the Otacílio Costa, Santa Catarina, plant – R$ 3.6 million;

- Implementation of the bag production line in the Goiana, Pernambuco, plant – R$ 6.2 million.

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

IN ACCORDANCE WITH THE REGULATIONS FOR CORPORATE GOVERNANCE PRACTICES – LEVEL 1, WE PRESENT BELOW ADDITIONAL INFORMATION ON THE COMPANY AS OF JUNE 30, 2006.

1 COMPANY'S OWNERSHIP INTEREST INCLUDING SHAREHOLDERS WITH MORE THAN 5% OF VOTING CAPITAL, DETAILED UP TO THE LEVEL OF INDIVIDUALS

a) Company's ownership interest

	SHARES					
SHAREHOLDERS	**COMMON**	**%**	**PREFERRED**	**%**	**TOTAL**	**%**
Klabin Irmãos & Cia.	163,797,753	51.70	-	-	163,797,753	17.85
Niblak Participações S.A.	24,699,654	7.80	-	-	24,699,654	2.69
Monteiro Aranha S.A.	63,458,605	20.03	30,491,668	5.07	93,950,273	10.24
The Bank Of New York ADR Department (*)	-	-	50,301,145	8.37	50,301,145	5.48
BNDES Participações S.A. BNDESPAR	-	-	185,859,840	30.93	185,859,840	20.25
Other (**)	64,871,551	20.47	334,203,080	55.62	399,074,631	43.49
TOTAL	**316,827,563**	**100.00**	**600,855,733**	**100.00**	**917,683,296**	**100.00**

(*) Foreign shareholders.
(**) Shareholders with less than 5% of voting capital.

b) Ownership interest of controlling shareholders, up to the level of individuals

CONTROLLING SHAREHOLDER/INVESTOR:
(*) Klabin Irmãos & Cia.

	SHARES	
SHAREHOLDERS	**Number**	**%**
Jacob Klabin Lafer Adm. Partic. S.A.	1	12.52
Miguel Lafer Participações S.A.	1	6.26
VFV Participações S.A.	1	6.26
PRESH S.A.	1	12.52
GL S.A. Participações	1	12.52
GLIMDAS Participações S.A.	1	11.07
DARO Participações S.A.	1	11.07
DAWOJOBE Participações S.A.	1	11.07
ESLI Participações S.A.	1	8.36
LKL Participações S.A.	1	8.35
TOTAL	**10**	**100.00**

(*)General partnership, with capital in the amount of R$ 1,000,000.00, represented by shares of various amounts.

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

CONTROLLING SHAREHOLDER/INVESTOR:
Jacob Klabin Lafer Adm. Partic. S.A.

	SHARES	
SHAREHOLDERS	COMMON	%
Miguel Lafer	446,458	50.00
Vera Lafer	446,458	50.00
TOTAL	892,916	100.00

CONTROLLING SHAREHOLDER/INVESTOR:
Miguel Lafer Participações S.A.

	SHARES	
SHAREHOLDERS	COMMON	%
Miguel Lafer	928,270,312	99.9999
Mildred Lafer	688	0.0001
TOTAL	928,271,000	100.0000

CONTROLLING SHAREHOLDER/INVESTOR:
VFV Participações S.A.

	SHARES	
SHAREHOLDERS	COMMON	%
Vera Lafer	928,270,312	99.9999
Other	688	0.0001
TOTAL	928,271,000	100.0000

CONTROLADORA/INVESTIDORA:
PRESH S.A.

	SHARES					
SHAREHOLDERS	COMMON	%	PREFERRED	%	TOTAL	%
Sylvia Lafer Piva			17,658,895	99.99993	17,658,895	66.66662
Pedro Franco Piva			12	0.00007	12	0.00005
Horácio Lafer Piva	2,943,151	33.34			2,943,151	11.11111
Eduardo Lafer Piva	2,943,151	33.33			2,943,151	11.11111
Regina Piva Coelho Magalhães	2,943,151	33.33			2,943,151	11.11111
TOTAL	8,829,453	100.00	17,658,907	100.00000	26,488,360	100.00000

CONTROLLING SHAREHOLDER/INVESTOR:
GL S.A. Participações

	SHARES					
SHAREHOLDERS	COMMON	%	PREFERRED	%	TOTAL	%
Graziela Lafer Galvão	4,233,864	99.99991	8,467,726	99.99993	12,701,590	99.99992
Other	4	0.00009	6	0.00007	10	0.00008
TOTAL	4,233,868	100.00000	8,467,732	100.00000	12,701,600	100.00000

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

CONTROLADORA/INVESTIDORA:
GLIMDAS Participações S.A.

	SHARES					
SHAREHOLDERS	COMMON	%	PREFERRED	%	TOTAL	%
Israel Klabin			607,066	70.9388	607,066	14.286
Alberto Klabin (*)	565,597	16.6664	41,449	4.8435	607,046	14.286
Leonardo Klabin (*)	565,597	16.6664	41,449	4.8435	607,046	14.286
Stela Klabin (*)	565,597	16.6664	41,449	4.8435	607,046	14.286
Maria Klabin (*)	565,597	16.6664	41,449	4.8435	607,046	14.285
Dan Klabin (*)	565,597	16.6664	41,449	4.8436	607,046	14.285
Gabriel Klabin (*)	565,597	16.6664	41,449	4.8436	607,046	14.285
Espólio Maurício Klabin (*)	60	0.0018			60	0.001
TOTAL	3,393,642	100.0000	855,760	100.0000	4,249,402	100.0000

(*) Shares subject to usufruct, with the usufructuary Israel Klabin having voting right.

CONTROLLING SHAREHOLDER/INVESTOR:
DARO Participações S.A.

	SHARES	
SHAREHOLDERS	**COMMON**	%
Daniel Miguel Klabin	1,420,564	53.065
Rose Klabin (*)	418,821	15.645
Amanda Klabin (*)	418,821	15.645
David Klabin (*)	418,821	15.645
TOTAL	2,677,027	100.000

(*) Shares subject to usufruct, with the usufructuary Daniel Miguel Klabin having voting right.

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

CONTROLLING SHAREHOLDER/INVESTOR:
DAWOJOBE Participações S.A.

	SHARES	
SHAREHOLDERS	COMMON	%
Armando Klabin	4	
Wolff Klabin (*)	442,878,289	25.00
Daniela Klabin (*)	442,878,289	25.00
Bernardo Klabin (*)	442,878,289	25.00
José Klabin (*)	442,878,289	25.00
TOTAL	1,771,513,160	100.00

(*) Shares subject to usufruct, with the usufructuary Armando Klabin having voting right.

CONTROLLING SHAREHOLDER/INVESTOR:
ESLI Participações S.A.

	SHARES	
SHAREHOLDERS	COMMON	%
Lilia Klabin Levine	17,673,750	99.9999
Espólio Alfred Landau	10	0.0001
TOTAL	17,673,760	100.0000

CONTROLLING SHAREHOLDER/INVESTOR:
LKL Participações S.A.

	SHARES	
SHAREHOLDERS	COMMON	%
Lilia Klabin Levine	17,933,200	99.998
Other	300	0.002
TOTAL	17,933,500	100.000

CONTROLLING SHAREHOLDER/INVESTOR:
Niblak Participações S.A.

	SHARES	
SHAREHOLDERS	COMMON	%
KL Participações Ltda.	6,076,071	25.0420
GL S.A. Participações	3,038,061	12.5211
KLA RO Participações Ltda.	2,686,869	11.0737
KLA PI Participações Ltda.	2,686,869	11.0737
DAWOJOBE Partic. S.A.	2,686,869	11.0737
MEKLA DELTA Participações Ltda.	4,050,722	16.6947
Pedro Franco Piva	3,038,061	12.5211
TOTAL	24,263,522	100.000

16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

CONTROLLING SHAREHOLDER/INVESTOR:
KL Participações Ltda. (*)

	SHARES	
SHAREHOLDERS	**Number**	**% of Capital**
Jacob Klabin Lafer Adm e Partic. S.A.	1	99.999
Miguel Lafer	1	0.001
TOTAL	2	100.000

(*) Limited liability company, with capital represented by shares of various amounts.

CONTROLLING SHAREHOLDER/INVESTOR:
KLA RO Participações Ltda.

	SHARES	
SHAREHOLDERS	**Number**	**% of Capital**
GLIMDAS Participações S.A.	742,598	99.999
Other	2	0.001
TOTAL	742,600	100.000

CONTROLLING SHAREHOLDER/INVESTOR:
KLA PI Participações Ltda. (*)

	SHARES	
SHAREHOLDERS	**Number**	**% of Capital**
DARAM Participações Ltda.	2	99.999
Daniel Miguel Klabin	1	0.001
TOTAL	3	100.000

(*) Limited liability company, with capital represented by shares of various amounts.

CONTROLLING SHAREHOLDER/INVESTOR:
DARAM Participações Ltda.

	SHARES	
SHAREHOLDERS	**Number**	**% of Capital**
Daniel Miguel Klabin	10,604,389	53.53
Rose Klabin	3,068,340	15.49
Amanda Klabin	3,068,340	15.49
David Klabin	3,068,340	15.49
Other	2	
TOTAL	19,809,411	100.00

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

CONTROLLING SHAREHOLDER/INVESTOR:
MEKLA DELTA Participações Ltda. (*)

	SHARES	
SHAREHOLDERS	**Number**	**% of Capital**
ESLI Participações S.A.	1	99.999
Other	2	0.001
TOTAL	3	100.000

(*) Limited liability company, with capital represented by shares of various amounts.

CONTROLLING SHAREHOLDER/INVESTOR:
Monteiro Aranha S.A.

	SHARES	
SHAREHOLDERS	**COMMON**	**%**
Joaquim Francisco M. de Carvalho	1,626,653	14,03
Fundo de Pensões Banco Espirito Santo Lisboa (*)	1,168,121	10,07
Bradesco Capitalização S.A.	1,192,483	10,28
Soc. Técnica Monteiro Aranha Ltda.	961,338	8,29
Olavo Egydio Monteiro de Carvalho	905,043	7,80
Euroamerican Finance Corporation (*)	869,820	7,50
AMC Participações S/C Ltda.	599,526	5,17
CEJMC Participações S/C Ltda.	599,526	5,17
SAMC Participações S/C Ltda.	599,526	5,17
Joaquim Álvaro M. de Carvalho	482,526	4,16
Ações em tesouraria	195,399	1,68
Outros (**)	2,397,636	20,68
TOTAL	11,597,597	100,00

(*) Foreign company.
(**) Shareholders with less than 5% of voting capital.

CONTROLLING SHAREHOLDER/INVESTOR:
Bradesco Capitalização S.A.

	SHARES	
SHAREHOLDERS	**COMMON**	**%**
Bradesco Seguros S.A.	451,623	100.00
TOTAL	451,623	100.00

CONTROLLING SHAREHOLDER/INVESTOR:
Bradesco Seguros S.A.

	SHARES	
SHAREHOLDERS	**COMMON**	**%**
Banco Bradesco S.A.	627,530	100.00
TOTAL	627,530	100.00

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

CONTROLLING SHAREHOLDER/INVESTOR:
Banco Bradesco S.A.

	SHARES					
SHAREHOLDERS	**COMMON**	**%**	**PREFERRED**	**%**	**TOTAL**	**%**
Cidade de Deus Cia Cial de Particip.	237,034,854	48.38	1,058,742	0.22	238,093,596	24.30
Fundação Bradesco	71,022,366	14.50	19,601,306	4.00	90,623,672	9.25
Banco Bilbao Vizcaya Argentaria S.A. (*)	24,732,570	5.05	5,703,072	1.16	30,435,642	3.11
Banco Espírito Santo (*)	24,154,826	4.93			24,154,826	2.47
Other (**)	132,969,688	27.14	463,545,718	94.62	596,515,406	60.87
TOTAL	489,914,304	100.00	489,908,838	100.00	979,823,142	100.00

(*) Foreign company.
(**) Shareholders with less than 5% of voting capital.

CONTROLLING SHAREHOLDER/INVESTOR:
Cidade de Deus Cia. Comercial de Participações

	SHARES	
SHAREHOLDERS	**COMMON**	**%**
Nova Cidade de Deus Partic. S.A.	2,460,482,615	46.86
Fundação Bradesco	1,819,212,988	34.65
Lia Maria Aguiar	417,744,408	7.96
Lina Maria Aguiar	466,344,780	8.88
Other (*)	86,839,138	1.65
TOTAL	5,250,623,929	100.00

(*) Shareholders with less than 5% of voting capital.

CONTROLLING SHAREHOLDER/INVESTOR:
Nova Cidade de Deus Partic. S.A.

	SHARES					
SHAREHOLDERS	**COMMON**	**%**	**PREFERRED**	**%**	**TOTAL**	**%**
Fundação Bradesco	96,233,075	46.30	220,235,464	98.35	316,468,539	73.29
Cx. Benef. dos Funcionários Bradesco			3,699,093	1.65	3,699,093	0.86
Elo Participações S.A.	111,606,996	53.70			111,606,996	25.85
TOTAL	207,840,071	100.00	223,934,557	100.00	431,774,628	100.00

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

CONTROLLING SHAREHOLDER/INVESTOR:
Elo Participações S.A.

	SHARES					
SHAREHOLDERS	COMMON	%	PREFERRED	%	TOTAL	%
Lázaro de Mello Brandão	7,882,512	5.84			7,882,512	3.97
Shareholders (*)	127,172,555	94.16	63,696,161	100.00	190,868,716	96.03
TOTAL	135,055,067	100.00	63,696,161	100.00	198,751,228	100.00

(*) No shareholder holds, individually, more than 5% of voting capital.

CONTROLLING SHAREHOLDER/INVESTOR:
Soc. Técnica Monteiro Aranha Ltda.

	SHARES	
SHAREHOLDERS	Number	%
Joaquim Monteiro de Carvalho	343,634	99.999
Other	3	0.001
TOTAL	343,637	100.00000

CONTROLLING SHAREHOLDER/INVESTOR:
AMC Participações S/C Ltda.

	SHARES	
SHAREHOLDERS	Number	%
Astrid Monteiro de Carvalho	4,015,162	99.99998
Soc. Técnica Monteiro Aranha Ltda.	1	0.00002
TOTAL	4,015,163	100.00000

CONTROLLING SHAREHOLDER/INVESTOR:
CEJMC Participações S/C Ltda.

	SHARES	
SHAREHOLDERS	Number	%
Celi Elisabete Júlia M. de Carvalho	2,923,469	99.99997
Soc. Técnica Monteiro Aranha Ltda.	1	0.00003
TOTAL	2,923,470	100.00000

CONTROLLING SHAREHOLDER/INVESTOR:
SAMC Participações S/C Ltda.

	SHARES	
SHAREHOLDERS	Number	%
Sérgio Alberto M. de Carvalho	2,923,469	99.99997
Soc. Técnica Monteiro Aranha Ltda.	1	0.00003
TOTAL	2,923,470	100.00000

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

2 CHANGES IN OWNERSHIP INTEREST

		July 1, 2005						June 30, 2006		
Shareholders	Type	Number of shares	%	Purchase Subscription	Sale	New members	Cancellation of shares	Number of shares	%	Variation %
Controlling shareholders	ON	201,962,562	63.75	391,847	(304,992)	157,719	(154,824)	202,052,312	63.77	0.02
	PN	128,872,382	21.45	27,720,133	(34,016,575)	1,272,704	(1,248,904)	122,599,740	20.40	(1.05)
Members of the Board of Directors	ON	34,660,163	10.94					34,660,163	10.94	0.00
	PN	19,504,257	3.25	869,102	(1,297,656)			19,075,703	3.17	(0.08)
Members of the Executive Board	ON	0	0.00					0	0.00	0.00
	PN	239,038	0.04					239,038	0.04	0.00
Members of the Fiscal Council	ON	1,000	0.00					1,000	0.00	0.00
	PN	3,420	0.00					3,420	0.00	0.00
Other Shareholders	ON	80,203,838	25.31	(391,847)	304,992	(157,719)	154,824	80,114,088	25.29	(0.02)
	PN	452,236,636	75.26	(28,589,235)	35,314,231	(1,272,704)	1,248,904	458,937,832	76.39	1.13
Total	**ON**	**316,827,563**	**100.00**	**0**	**0**	**0**	**0**	**316,827,563**	**100.00**	**0.00**
	PN	**600,855,733**	**100.00**	**0**	**0**	**0**	**0**	**600,855,733**	**100.00**	**0.00**

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

3 NUMBER OF COMPANY'S SHARES DIRECTLY OR INDIRECTLY HELD BY CONTROLLING SHAREHOLDERS, MEMBERS OF THE EXECUTIVE BOARD AND MEMBERS OF THE BOARD OF DIRECTORS AND NUMBER OF SHARES OUTSTANDING

6/30/2006						
	SHARES					
SHAREHOLDERS	**COMMON**	**%**	**PREFERRED**	**%**	**Total**	**%**
Controlling shareholders	202,052,312	63.77	122,599,740	20.40	324,652,052	35.38
Members of the Board of Directors	34,660,163	10.94	19,075,703	3.17	53,735,866	5.86
Members of the Executive Board			239,038	0.04	239,038	0.03
Members of the Fiscal Council	1,000		3,420		4,420	
Other Shareholders	80,114,088	25.29	458,937,832	76.39	539,051,920	58.73
Total	**316,827,563**	**100.00**	**600,855,733**	**100.00**	**917,683,296**	**100.00**
Number of shares outstanding	**80,115,088**	**25.29**	**458,941,252**	**76.39**	**539,056,340**	**58.73**

6/30/2005						
	SHARES					
SHAREHOLDERS	**COMMON**	**%**	**PREFERRED**	**%**	**Total**	**%**
Controlling shareholders	201,962,562	63.75	128,872,382	21.45	330,834,944	36.05
Members of the Board of Directors	34,660,163	10.94	19,504,257	3.25	54,164,420	5.90
Members of the Executive Board			239,038	0.04	239,038	0.03
Members of the Fiscal Council	1,000		3,420		4,420	
Other Shareholders	80,203,838	25.31	452,236,636	75.26	532,440,474	58.02
Total	**316,827,563**	**100.00**	**600,855,733**	**100.00**	**917,683,296**	**100.00**
Number of shares outstanding	**80,204,838**	**25.31**	**452,240,056**	**75.26**	**532,444,894**	**58.02**

4 OTHER INFORMATION

Relationship with Independent Auditors

In conformity with CVM Instruction No. 381/03, the auditing firm Deloitte Touche Tohmatsu Auditores Independentes did not provide non-audit services representing more than 5% of its total fees.

The Company's policy for non-audit services contracted from its independent auditors is based on principles designed to ensure the independence of the auditors. Those principles, which follow internationally accepted standards, consist of: (a) the auditor must not audit his own work, (b) the auditor must not perform managerial jobs at his client, and (c) the auditor must not promote his client's interests.

17.01 – INDEPENDENT ACCOUNTANTS' REVIEW REPORT – UNQUALIFIED

To the Board of Directors and Shareholders of
Klabin S.A.
São Paulo – SP

1. We have performed a special review of the accompanying interim financial statements of Klabin S.A. and subsidiaries (Company and consolidated), consisting of the balance sheets as of June 30, 2006, and the related statements of income for the quarter and six-month period then ended and the performance report, all expressed in Brazilian reais and prepared in accordance with Brazilian accounting practices under the responsibility of the Company's management.

2. We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas as to the criteria adopted in preparing the interim financial statements, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company and its subsidiaries.

3. Based on our special review, we are not aware of any material modifications that should be made to the interim financial statements referred to in paragraph 1 for them to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory interim financial statements.

4. Our review was conducted for the purpose of issuing a review report on the interim financial statements referred to in paragraph 1 taken as a whole. The statements of cash flows (Company and consolidated) for the quarter and six-month period ended June 30, 2006 are presented for purposes of additional analysis and are not a required part of the interim financial statements. Such statements have been subjected to the review procedures described in paragraph 2 and, based on our special review, we are not aware of any material modifications that should be made to the supplemental statements for them to be presented fairly, in all material respects, in relation to the interim financial statements for the quarter and six-month period ended June 30, 2006 taken as a whole.

5. The balance sheets as of March 31, 2006 (Company and consolidated), and the related statements of income for the quarter and six-month period ended June 30, 2005 and the supplemental statements of cash flows for the quarter and six-month periods ended June 30, 2005, presented for comparative purposes, were reviewed by us and our review reports thereon, dated April 20, 2006 and July 21, 2005, respectively, were unqualified.

6. The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, July 19, 2006

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

Eduardo Jorge Costa Martins
Engagement Partner

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89,637,490/0001-45

CONTENTS